August 9, 2005
Mail Stop 4561

By U.S. Mail and facsimile to (573) 761-6272

Mr. James E. Smith
Chief Executive Officer
Exchange National Bancshares, Inc.
132 East High Street
Jefferson City, MO 65101

Re:	Exchange National Bancshares, Inc
      Form 10-K for Fiscal Year Ended December 31, 2004
	File No.  000-23636

Dear Mr. Smith:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, please provide us with the supplemental documentation we requested in response to these comments. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Exhibit 13

2004 Annual Report to Shareholders

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Provision for Loan Losses, page 10

1. Please tell us what effect the changes in asset quality of the loan portfolio, specifically but not limited to the increase in commercial, financial and agricultural loans, the increased charge-offs, and decreased recoveries, have had on your determination of the allowance allocation and provision for 2004.

2. Please describe for us any understandings or agreements you may have with your regulators concerning future changes in your levels of loan loss provision and allowance.

Loan Loss Experience, page 20

3. Please provide us detailed information on the loans comprising the
$1.6 million commercial, financial and agricultural loans charged off for 2004, including but not limited to the size, type and historic circumstances surrounding the decline in the asset quality of the loans.

4. Please tell us how much specific loan loss allowance had been established prior to 2004 for each of the loans comprising the
$1.6
million of commercial, financial and agricultural loans charged off in 2004.

Nonperforming and Problem Assets - page 22

5. Please provide us with the type and size of loans comprising the increase of $2.7 million in the commercial, financial, and agricultural classification of the nonaccrual loans table for 2004.
Identify how much, if any, specific loan loss allowance has been recorded for each of these loans.

* * * * *

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Paula Smith (Staff Accountant) at (202) 551-
3696
or me at (202) 551-3490 if you have any questions regarding comments on the financial statements and related matters.


Sincerely,



							Don Walker
							Senior Assistant Chief
Accountant
??

??

??

??

James E. Smith, Chief Executive Officer
Exchange National Bancshares, Inc.
Page 1 of 3